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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Citizens First Bancorp, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
17461R106
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	17461R106

1	NAMES OF REPORTING PERSONS: Citizens First Bancorp, Inc. Citizens First Savings Bank, as Trustee of the Citizens First Savings Bank Employee Stock Ownership Plan

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
38-3573582 38-0421485

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Citizens First Bancorp, Inc. - State of Delaware Citizens First Savings Bank - State of Michigan

	5	SOLE VOTING POWER:

NUMBER OF		Citizens First Bancorp, Inc. — 508,095 Citizens First Savings Bank — 508,095

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		Citizens First Bancorp, Inc. — 224,915 Citizens First Savings Bank — 224,915

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		Citizens First Bancorp, Inc. — 733,010 Citizens First Savings Bank — 733,010

WITH:	8	SHARED DISPOSITIVE POWER:

Citizens First Bancorp, Inc. — 0 Citizens First Savings Bank — 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Citizens First Bancorp, Inc. — 733,010 Citizens First Savings Bank — 733,010

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Citizens First Bancorp, Inc. — 8.7% of 8,423,414 shares of common stock outstanding as of 12/31/06. Citizens First Savings Bank — 8.7% of 8,423,414 shares of common stock outstanding as of 12/31/06.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

Citizens First Bancorp, Inc. — HC Citizens First Savings Bank — BK Citizens First Savings Bank Employee Stock Ownership Plan - EP

Item 1
Item 2
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person — Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company — Citizens First Bancorp, Inc., the parent holding company, owns all of the capital stock of the Citizens First Savings Bank, a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended, which has beneficial ownership of the securities reported as trustee of the Citizens First Savings Bank Employee Stock Ownership Plan
Item 8. Identification and Classification of Members of the Group — Not applicable
Item 9. Notice of Dissolution of Group — Not applicable
Item 10. Certification
SIGNATURE

Item 1.
(a)	Name of Issuer:

Citizens First Bancorp, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

525 Water Street Port Huron, MI 48060
Item 2.
(a)	Name of Person Filing: Citizens First Bancorp, Inc. Citizens First Savings Bank, as Trustee of the Citizens Savings Bank Employee Stock Ownership Plan

(b)	Address of Principal Business Office:

525 Water Street Port Huron, MI 48060

(c)	Citizenship: Citizens First Bancorp, Inc. – State of Delaware Citizens First Savings Bank – State of Michigan

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP Number: 17461R106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☑ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☑ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☑ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
(a)	Amount beneficially owned: Citizens First Bancorp, Inc. — 733,010 Citizens First Savings Bank — 733,010

(b)	Percent of class: Citizens First Bancorp, Inc. — 8.7% Citizens First Savings Bank — 8.7%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote Citizens First Bancorp, Inc. — 508,095 Citizens First Savings Bank — 508,095

(ii)	Shared power to vote or to direct the vote Citizens First Bancorp, Inc. — 224,915 Citizens First Savings Bank — 224,915

(iii)	Sole power to dispose or to direct the disposition of Citizens First Bancorp, Inc. — 733,010 Citizens First Savings Bank — 733,010

(iv)	Shared power to dispose or to direct the disposition of Citizens First Bancorp, Inc. — 0 Citizens First Savings Bank — 0

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person — Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company – Citizens First Bancorp, Inc., the parent holding company, owns all of the capital stock of the Citizens First Savings Bank, a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended, which has beneficial ownership of the securities reported as trustee of the Citizens First Savings Bank Employee Stock Ownership Plan.
Item 8. Identification and Classification of Members of the Group — Not applicable.
Item 9. Notice of Dissolution of Group — Not applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

Citizens First Bancorp, Inc.

By:	/s/ Timothy Regan

Timothy Regan
Chief Financial Officer

Citizens First Savings Bank, as Trustee of
The Citizens First Savings Bank Employee Stock Ownership Plan

By:	/s/ William G. Oldford, Jr.

William G. Oldford, Jr.
Vice President and Senior Trust Officer